SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Investigate Drives Enhanced Investigation Capabilities Through Community Engagement, dated January 2, 2019.
99.2 NICE Presents New Ways to Accelerate Digital Transformation Success via Analytics, Artificial Intelligence and Cloud in Upcoming Webinar Series, dated January 8, 2019.
99.3 Legal & General Uses NICE Virtual Attendant Robots to Build Workplace of the Future, dated January 9, 2019.
99.4 NICE inContact Receives Highest Scores in Four of Five Use Cases in Gartner Report, dated January 10, 2019.
99.5 NICE Actimize Scores Best-in-Class Ranking in Aite Group’s “AIM Evaluation: Trade Surveillance and Monitoring Solution Vendor Landscape Report 2019”, dated January 14, 2019.
99.6 NICE Actimize Launches World-Class Financial Crime Consulting & Advisory Practice, dated January 15, 2019.
99.7 Medline Selects NICE to Implement Sales Compensation, Territory and Quota Management, dated January 16, 2019.
99.8 NICE Opens Nominations for 2019 PSAPs’ Finest Awards, dated January 17, 2019.
99.9 NICE Announces New Generation of Employee Engagement with Back Office Proficiency Essentials, dated January 22, 2019.
100.0 NICE Announces Global Robotics User Community Providing the Industry’s Richest Source for Information and Best Practice Sharing, dated January 23, 2019.
100.1 NICE inContact CXone Rated Highest in Product and Overall Vendor Satisfaction by Customers in DMG Consulting Report, dated January 24, 2019.
100.2 NICE Actimize Announces IFM-X Integrated Fraud Management Platform Powered by Augmented Intelligence, dated January 28, 2019.
100.3 General Motors Deploys NICE Performance Management to Improve Employee Collaboration While Putting Customers First Across 65 Contact Centers Managing 30 Million Interactions, dated January 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: February 6, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Investigate Drives Enhanced Investigation Capabilities Through Community Engagement, dated January 2, 2019.
99.2 NICE Presents New Ways to Accelerate Digital Transformation Success via Analytics, Artificial Intelligence and Cloud in Upcoming Webinar Series, dated January 8, 2019.
99.3 Legal & General Uses NICE Virtual Attendant Robots to Build Workplace of the Future, dated January 9, 2019.
99.4 NICE inContact Receives Highest Scores in Four of Five Use Cases in Gartner Report, dated January 10, 2019.
99.5 NICE Actimize Scores Best-in-Class Ranking in Aite Group’s “AIM Evaluation: Trade Surveillance and Monitoring Solution Vendor Landscape Report 2019”, dated January 14, 2019.
99.6 NICE Actimize Launches World-Class Financial Crime Consulting & Advisory Practice, dated January 15, 2019.
99.7 Medline Selects NICE to Implement Sales Compensation, Territory and Quota Management, dated January 16, 2019.
99.8 NICE Opens Nominations for 2019 PSAPs’ Finest Awards, dated January 17, 2019.
99.9 NICE Announces New Generation of Employee Engagement with Back Office Proficiency Essentials, dated January 22, 2019.
100.0 NICE Announces Global Robotics User Community Providing the Industry’s Richest Source for Information and Best Practice Sharing, dated January 23, 2019.
100.1 NICE inContact CXone Rated Highest in Product and Overall Vendor Satisfaction by Customers in DMG Consulting Report, dated January 24, 2019.
100.2 NICE Actimize Announces IFM-X Integrated Fraud Management Platform Powered by Augmented Intelligence, dated January 28, 2019.
100.3 General Motors Deploys NICE Performance Management to Improve Employee Collaboration While Putting Customers First Across 65 Contact Centers Managing 30 Million Interactions, dated January 29, 2019.